Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIR
Putnam Capital Manager Series VI/VIR//VII
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Outlook Series I/IR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten:
Putnam Capital Manager Series VIII/VIIR
Putnam Capital Manager Series VI/VIR/VII
Putnam Capital Manager Series III/IV
Putnam Capital Access Series II/IIR
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series III/IIIR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Outlook Series II/IIR
Putnam Capital Manager Outlook Series I/IR

Supplement dated July 24, 2024 to the product notice dated April 29, 2024
This supplement to the product notice outlines changes related to Appendix A - Funds Available Under the Contract.
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
Effective July 15, 2024, the following actions took place:
•Franklin Advisors, Inc. replaced Putnam Investment Management, LLC as Adviser and Putnam Investment Management, LLC is added as Subadviser for Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT Government Money Market Fund, Putnam VT High Yield Fund, Putnam VT Income Fund and Putnam VT Mortgage Securities Fund; and
•Franklin Advisers, Inc. is added as a Subadviser for Putnam VT Core Equity Fund, Putnam VT Emerging Markets Equity Fund, Putnam VT Focused International Equity Fund, Putnam VT George Putnam Balanced Fund, Putnam VT Global Health Care Fund, Putnam VT International Equity Fund, Putnam VT International Value Fund, Putnam VT Large Cap Growth Fund, Putnam VT Large Cap Value Fund, Putnam VT Research Fund, Putnam VT Small Cap Growth Fund, Putnam VT Small Cap Value Fund, Putnam VT Sustainable Future Fund, and Putnam VT Sustainable Leaders Fund.
This supplement should be retained for future reference.

HV-8147